Fibrocell Science

405 Eagleview Blvd.

Exton, PA 19341

August 2, 2012

Jeffrey P. Riedler

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fibrocell Science, Inc. (“Company”)
Preliminary Proxy Statement on Schedule 14A
Filed July 26, 2012
File No. 001-31564

Dear Mr. Riedler:

This letter responds to the comment of the staff of the Securities and Exchange Commission contained in its letter to the Company dated August 2, 2012. For your convenience, we have repeated the comment prior to the response in italics.

Proposal 2, page 17

Risks Associated with Increasing Our Authorized Shares of Common Stock, page 19

1. In the final paragraph of this section, please expand your disclosure to indicate that, except as disclosed in the proxy with respect to the Series E Warrants, the Notes and the June Note Warrants, you do not have any agreements, commitments or arrangements regarding the issuance of common stock in connection with a fund raising opportunity or any other purposes not specifically set forth in the proxy.

The Company proposes to amend the penultimate paragraph of the referenced section as follows (emphasis added):

“In addition to fund raising opportunities, we also engage in periodic discussions with potential partners, strategic investments and acquisition candidates, as part of our business model. If any of these discussions came to a definitive understanding and if the proposed amendment is adopted, it is possible that we could use some of the newly authorized shares in connection with one or more such transactions subsequent to the increase in the number of authorized shares. We also plan to continue to issue shares of common stock pursuant to our stock incentive plans subsequent to the increase in the number of authorized shares. We currently have no agreement, commitment, or arrangement, regarding the issuance of common stock in connection with one or more such strategic transactions subsequent to the increase in the number of authorized shares. In addition, except as disclosed in the proxy with respect to the Series E Warrants, the Notes and the June Note Warrants, we do not have any agreements, commitments or arrangements regarding the issuance of common stock in connection with a fund raising opportunity or any other purposes not specifically set forth in the proxy.”

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (484) 713-6000 or our counsel, Cavas S. Pavri at Cozen O’Connor, at (215) 665-5542.

Sincerely,

/s/ Declan Daly

By:	Declan Daly
Chief Financial Officer

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